Exhibit 99.1

Ossen Innovation to Hold Extraordinary General Meeting of Shareholders

SHANGHAI, August 5, 2021 /PRNewswire/ – Ossen Innovation Co., Ltd. (the “Company”) (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced it has called an extraordinary general meeting of shareholders (the “EGM”), to be held on September 9, 2021 at 10:00 A.M. (Beijing Time), at the Company’s principal executive office at 518 Shangcheng Road, Floor 17, Shanghai, 200120, People’s Republic of China, to consider and vote on, among other things, the proposal to authorize and approve the previously announced agreement and plan of merger (the “Merger Agreement”), dated December 17, 2020 and amended on June 16, 2021, by and among the Company, New Ossen Group Limited, an exempted company with limited liability incorporated under the laws of the British Virgin Islands (“Parent”), and New Ossen Innovation Limited, an exempted company with limited liability incorporated under the laws of the British Virgin Islands and a wholly-owned Subsidiary of Parent (“Merger Sub”), and the articles of merger and plan of merger to be filed with the Registrar of Corporate Affairs of the British Virgin Islands for the purposes of the merger (the “Plan of Merger”), and any and all transactions contemplated thereby, including the merger.

Pursuant to the Merger Agreement and the Plan of Merger, at the effective time of the merger (the “Effective Time”), the Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and becoming a wholly-owned subsidiary of the Parent. If consummated, the merger would result in the Company becoming a privately held company and the ADS program will be terminated. At the Effective Time, each common share of the Company (“Share”) (other than Shares represented by American Depository Shares (“ADS”)) issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist in exchange for the right to receive US$1.70 per Share in cash and without interest (“Per Share Merger Consideration”). Each ADS issued and outstanding immediately prior to the Effective Time, together with each Share represented by such ADS, will be cancelled and cease to exist in exchange for the right to receive US$5.10 per ADS (less US$0.05 per ADS cancellation fee payable pursuant to the terms of the deposit agreement dated June 30, 2020 by and among the Company, the Bank of New York Mellon (the “ADS depositary”), and all holders and beneficial owners from time to time of ADSs issued thereunder) (“Per ADS Merger Consideration”). Any holders of Excluded Shares and Dissenting Shares (as such terms are defined in the Merger Agreement), and ADSs representing such Shares are not entitled to receive any Per Share Merger Consideration or Per ADS Merger Consideration.

The Company’s board of directors (the “Board”), acting upon the unanimous recommendation of a committee of independent directors established by the Board, composed of two independent and disinterested directors of the Company who are unaffiliated with the Company, any of the management members of the Company, or any person participating as a buyer or rollover shareholder in the merger, authorized and approved the execution, delivery and performance of the Merger Agreement, the Plan of Merger, and the consummation of the transactions contemplated thereby, including the merger, and recommends that the Company’s shareholders vote FOR (1) the proposal to authorize and approve the execution, delivery and performance of the Merger Agreement, the Plan of Merger, and the consummation of the transactions contemplated thereby, including the merger, and FOR (2) the proposal to adjourn the EGM in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received to pass the shareholders resolution during the extraordinary general meeting.

Shareholders of record at the close of business in the British Virgin Islands on August 10, 2021 will be entitled to attend and vote at the EGM and any adjournment thereof. The record date for holders of ADSs entitled to instruct the ADS depositary to vote the Shares represented by the ADSs is at the close of business on August 10, 2021.

Additional information regarding the EGM and the Merger Agreement can be found in the transaction statement on Schedule 13E-3 and the definitive proxy statement attached as Exhibit (a)-(1) thereto, as amended, filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 5, 2021, which can be obtained, along with other filings containing information about the Company, the proposed merger, and related matters, without charge, from the SEC’s website www.sec.gov. Requests for additional copies of the definitive proxy statement should be directed to the Company at +(86) 21 6888-8886 or e-mail at int.tr@ossengroup.com. SHAREHOLDERS AND ADS HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER, AND RELATED MATTERS.

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company’s products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. The Company has two manufacturing facilities located in Maanshan, Anhui Province, and Jiujiang, Jiangxi Province.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Wei Hua, Chief Executive Officer

Email: int.tr@ossengroup.com

Phone: +86-21-6888-8886

Web: www.osseninnovation.com

Investor Relations

GIC IR

Phone: +1-917-828-3419

Email: info@goldenir.com